U.S. SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                           FORM 10-SB12G


                  GENERAL FORM FOR REGISTRATION OF
                SECURITIES OF SMALL BUSINESS ISSUERS
     Under Section 12(b) Or 12(g) Of The Securities Act Of 1934


                      BLISS ESSENTIALS CORP.
            --------------------------------------------
           (Name of Small Business Issuer in Its Charter)

        Nevada                        91-2190195
------------------------------     -------------------------
(State or Other Jurisdictions      (I.R.S. Employer Identifi-
Incorporation or Organization)      cation Number


          5050 Kingsway, 2nd Floor
           Burnaby, B.C., Canada                 V5H 4H2
    ---------------------------------------     ---------
    (Address of Principal Executive Offices)    (Zip Code)

                       (604) 639-8116
       -----------------------------------------------
      (Issuer's Telephone Number, Including Area Code)



Securities to be registered under Section 12(b) of the Act: None

Securities to be registered under Section 12(g) of the Act:

                Common Stock,  par value $.001
                -----------------------------
                        (Title of Class)

                             PART I

ITEM 1.       DESCRIPTION OF BUSINESS.

General
-------
Bliss Essentials Corp. (the "Company") was incorporated in the State of Nevada on March 31, 2003 to engage in the production of a line of handmade soaps, as well as the retail/wholesale sale of its products. As a small retailer, Registrant is dedicated to providing the natural product enthusiast with a variety of handmade, natural, herbal soaps, which will be featured on its web site located at http://www. blissessentials.com. Information set forth on the web site does not constitute part of this prospectus. As of the date of this registration statement, Registrant has not yet generated any sales or realized any income.

Background of the Industry
--------------------------
The origins of personal cleanliness date back to prehistoric times. Since water is essential for life, the earliest people lived near water and knew something about its cleansing properties - at least that it rinsed mud off their hands. As Roman civilization advanced, so did bathing. The first of the famous Roman baths, supplied with water from their aqueducts, was built about 312 B.C. The baths were luxurious, and bathing became very popular. By the second century A.D., the Greek physician, Galen, recommended soap for both medicinal and cleansing purposes. Soapmaking was an established craft in Europe by the seventh century. Soapmaker guilds guarded their trade secrets closely. Vegetable and animal oils were used with ashes of plants, along with fragrance. Gradually more varieties of soap became available for shaving and shampooing, as well as bathing and laundering.

Commercial soapmaking in the American colonies began in 1608 with the arrival of several soapmakers on the second ship from England to reach Jamestown, VA. However, for many years, soapmaking stayed essentially a household chore. Eventually, professional soapmakers began regularly collecting waste fats from households, in exchange for some soap. The science of modern soapmaking was born in the early 1800's with the discovery by Michel Eugene Chevreul, a French chemist, of the chemical nature and relationship of fats, glycerine and fatty acids. His studies established the basis for both fat and soap chemistry. The chemistry of soap manufacturing stayed essentially the same until 1916, when the first synthetic detergent was developed in Germany in response to a World War I-related shortage of fats for making soap. Known today simply as detergents, synthetic detergents are non-soap washing and cleaning products that are "synthesized" or put together chemically from a variety of raw materials.

Today consumers are becoming much more health conscious with more of them looking for alternatives to consumer products that are produced or contain large quantities of chemical and synthetic ingredients.

Traditionally consumers have been limited to mass-produced consumer products manufactured by large multinational conglomerates using large quantities of chemicals and synthetic compounds. In the last few years, however, there has been a growing demand by consumers for handmade products using all natural ingredients made at home or by small cottage industries. Registrant intends to capitalize on this growing demand by consumers and commercially produce and sell a line of all natural handmade soaps. By using only the highest quality natural ingredients, Registrant hopes to position itself as a trusted name in producing and selling highest quality brand-name products.

Product Line
------------
Registrant intends to manufacture its soaps using the highest quality all natural ingredients.The main ingredients in the soap, which will be listed in the packaging on each bar, may include any of the following: olive oil, coconut oil, palm oil, soybean oil, sodium hydroxide and distilled water. The soaps will also contain a variety of essential oils to provide different aromatherapy effects and a kitchen bar that will include coffee grounds. Also, included may be a number of different nutrients such as sweet almond oil, aloe vera, avocado oil, castor oil, jojoba oil, oatmeal/honey, shea butter, mango butter, cocoa butter and goat's milk. Grapefruit seed extract is added as a preservative to make the soap longer lasting and is needed due to the all natural ingredients that are used.

The primary ingredients involved in the soapmaking process are the vegetable oils that are mixed with the lye to produce the soap. Olive oil makes the soap mild and clean well, as well as being an extremely good moisturizer. Not only does it have its own healing properties but it also attracts external moisture, holds moisture close to the skin, and forms a breathable film to prevent loss of internal moisture.

Unlike many other substances used for this purpose, olive oil does not block the natural functions of the skin while performing its own. Coconut oil makes the soap hard and provides a quick, fluffy lather, even in cold seawater as well as it contributes moisturizing qualities. Palm oil makes soap hard, cleans well, is mild and helps in the chemical process. Palm oil also adds some of the bulk to a bar of soap as the percentage of coconut oil needs to be limited; too high a percentage makes the soap drying to the skin. Soybean oil, which is relatively inexpensive, is used to contribute bulk, mildness and a stable lather. It is used as a minority oil in conjunction with coconut oil for a fluffy lather and with olive oil for skin conditioning.

A variety of nutrients may also be added in limited quantities to contribute different skin-care properties. Sweet almond oil is an excellent emollient, known to soften, soothe and condition skin. It reacts easily in the soap making process and produces a very mild soap with a nice lather. Aloe vera is an effective healing agent for the treatment of burns, injuries and acne. It is also soothing and moisturizing, as it stimulates the growth of new cells and tissue with steroids, enzymes, and amino acids. Avocado oil is therapeutic; it contains vitamins A, D, and E, protein, carbohydrates, amino acids, chlorophyll and glycerides. It is thought to contain softening properties; is easily absorbed into the skin; and is known to regenerate skin cells and soften tissue. Castor oil is soothing and lubricating and is absorbed quickly by the body. In its presence, other, less easily absorbed materials are more likely to be absorbed. Jojoba oil serves as a moisturizer and a humectant. The skin and scalp benefit from its greaseless lubrication and its ability to hold in natural moisture, while attracting external moisture. An oatmeal/honey combination has the effect of acting like an exfoliant. Oatmeal gently scrubs away debris while the honey hydrates and soothes the skin.
Honey is also moisturizing and it inhibits the growth of bacteria.
Shea butter soothes and softens dry, chapped skin, while nourishing all skin types. It is even gentle enough for babies and people with sensitive skin. Mango butter exhibits excellent moisturizing and lubrication on skin. Cocoa butter softens and lubricates the skin. Goat's milk is an effective and softening skin cleanser with proteins that smooth, firm and soften the skin.

Registrant does not plan to use any of the following ingredients in its soaps: alcohol, petroleum products, detergents, artificial ingredients or colorants, synthetic fragrances or preservatives, or animal by-products. Most commercially manufactured soaps contain a number of synthetic and chemical ingredients.

Registrant estimates the approximate cost of producing an average bar of soap will be $.80 to $1.00 depending on which ingredients are used. This cost is expected to drop as economies of scale are realized once Registrant starts to purchase ingredients in larger quantities. Registrant currently intends to retail its soaps for $3.95 each, which is competitively priced within the industry. The soaps will be hand cut into rectangular blocks further enhancing the handmade and natural feel of the product. The soaps will be individually wrapped in a band using recycled or tree free paper in keeping with the organic spirit of the product. Registrant intends to initially produce twelve different soaps adding and subtracting new products as demand dictates. The following is a list of the soaps that Registrant intends to initially produce:

   Tangerine Scream - Very tangy with a refreshing pick me up scent of fruity oils. A great way to wake up in the morning. Leaves your skin feeling soft and rejuvenated.

   Oatmeal Raisin - Color is light on the eyes with a soft scrub of oatmeal and raisins leaving your skin soft and feeling clean.

   Mocha in the Morning - A smooth blend of chocolate (the real thing) and a shot of coffee to wash away your morning. A great way to start your day.

Denim Dream - As blue as the deep blue sea with a calming scent of lavender to relax you and take your worries away. With streaks of the ocean running through.

   Java Jolt - Very dark and rich in color, great for kids, looks like mud. Perfect way to clean the grime away. Gritty texture for a mild scrub.

   Oatmeal Honey Breakfast Bar - Carries no calories but a deliciously soft exfoliating scrub with a scent of honey to leave your skin feeling rich and smooth all day. A very weightless way to start your day.

   Peppermint Twist - No, not the dance, but an invigorating way to start your day. A scent for the senses, very calming and refreshing with just a slight burst of mint. Leaves you feeling clean and fresh as the spring air. A great way to end the day or a refreshing way to start one.

   Floral Breeze - A scent to remind you of a lush garden. Very soft and floral with great scents as fresh as the morning air.

   Coconut Blast - Let your imagination run wild. A very rich and thick scent of coconuts will remind you of a tropical beach.

   Nutty Square - Soft and gentle to the touch, but warm and inviting to the senses. Gives you that warm clean nutty feeling.

   Garden Grove - Very fragrant and soothing scent. Like walking in a meadow in the springtime.

Registrant will continue to experiment with different ingredients in its soaps varying the main oils, essential oils and nutrients to derive new soaps that it feels the public will want to purchase. As new combinations are developed new products will be added to its existing product line while poor selling products will be dropped. Registrant feels that once it firmly establishes its brand name, it could then expand its operation to develop other product lines to compliment its soap line. Other product lines could include shampoo bars, bath bombs, bath salts, shower gels, lib balms, moisturizers, hand & body creams, skin conditioners and fragrances. The theme of all these products would continue to be that of high quality using all natural ingredients.

Proposed Plan of Operation
--------------------------
Registrant intends to operate its business in a two-pronged manner. It plans to produce quality handmade soaps using the highest quality all natural ingredients and then sell those products through a variety of distribution channels, mainly third-party retail outlets.

Registrant will manufacture its soaps using the "saponification" process in which batches of approximately 40 bars are made in a single batch. The saponification process requires the mixing of a base and an acid to produce a salt. The oils are the base and lye (sodium hydroxide mixed with water) is the acid used in the chemical reaction which then produces soap which is the salt. Additionally, various other essential oils and nutrients are added to provide additional medicinal benefits, as well as desirable fragrances. Natural preservatives are also added to make the soap longer lasting.

Registrant then intends to sell its products both by retail and by wholesale means. Registrant will retail its products through an online store, at trade shows, craft shows and at home living shows, using email marketing campaigns. It also intends to sell its products through the use of direct sales at parties hosted by individuals. It will also wholesale its products to small gift shops and stores specializing in organic products either by selling direct or by consigning products to them.

Sales and Marketing
-------------------
Registrant plans on marketing its products both by wholesale and by retail in a number of different ways. Registrant plans to wholesale or consign its products to small gift shops, health food stores, and independently owned health spas and beauty salons. Registrant plans to retail its products through parties hosted by individuals, at trade/craft/home living shows and via its online store at www.blissessentials.com

Using direct sales, Registrant intends to sell its products to small gift shops, health food stores, and independently owned health spas and beauty salons. As the market for these products is quite competitive Registrant feels that it may initially have to offer consignment terms to many of its clients. Once Registrant starts to establish its brand name, it feels it will be in a stronger position and will no longer need to offer consignment terms for its products.

Registrant also plans to generate direct sales at parties hosted by individuals who receive a commission on all products sold at the party. The host of the party invites individuals by word of mouth in the same way that has been made famous by Tupperware and more recently used for lingerie and candle sales. This method tends to keep costs associated with this form of sale down.

Registrant plans to attend local trade/craft/home living shows where it will sell its products. This method will also keep sales costs fairly low; however, as there are not that many such shows, the amount of sales from this method is not expected to be significant.

Registrant has built and will host an online store at its website, www.blissessentialscorp.com, where its products can be purchased and shipped. Due to the high cost of shipping, Registrant plans to only make its products available in Canada and the United States initially. Registrant has developed a user friendly interactive website where consumers will be able to order products, pay for them with their credit card and have the products shipped directly to them. As Internet usage continues to grow and online purchases become much more commonplace, it is expected that this will become an inexpensive and effective way for Registrant to market and sell its products.

Once the business is established, Registrant hopes to expand its sales channels to possibly include sales to small boutique hotels, as well as retail sales through kiosks located in shopping malls.

Registrant is confident that once it has acquired a new customer, that individual will be quite satisfied with the products and will continue to return and purchase more of Registrant's products as opposed to being a one-time purchase.

Registrant will use its website as not only an online store, but a marketing tool as well. The website will contain pictures and information about the products and it will be strategically placed in search engines. Registrant hopes to drive traffic to its website using direct email marketing campaigns. It is also planning to create banners and have them inserted using Commission Junction, a banner swap exchange program. The program works by other websites hosting the Company's banner and any purchases that are derived from that banner ad will generate commissions for the host website. Commission fees are set by the Company whose banner is displayed. Registrant plans on offering a 10%-20% commission for any sales generated by this method. Registrant's products will also be wrapped attractively in keeping with the spirit of the product and Registrant's website address will be prominently displayed on the products wrapping to attract repeat or referral business.

Third-Party Sales/Consignment
-----------------------------
Registrant will contact potential third-party retail outlets to solicit their interest in carrying its product line, beginning locally in Burnaby and Vancouver, B.C., Canada. Registrant will contact small gift shops, health food stores and independently owned spas and beauty salons to offer samples of its products for their customers in an attempt to generate potential customers and establish a brand name. Using direct sales, Registrant also intends to sell its products to these small gift shops, health food stores, and independently owned health spas and beauty salons to pass on or resell to their customers. As the market for these products is quite competitive, Registrant feels that it may initially have to offer consignment terms to many of its potential clients. Once Registrant starts to establish its brand name, it feels it will be in a stronger position and will no longer need to offer consignment terms to shops to carry its products.

Website
-------
Registrant's website at www.blissessentials.com will provide customers with a convenient shopping experience by providing an organized, logical and customer-friendly Internet site designed in an attractive manner to capture and maintain the interest of visitors. The web site includes photographs and description of the ingredients and process employed in making the products. Payment arrangements can be made using credit cards. As of the date of filing of this registration statement, Registrant is still developing the website and adding content. Registrant has implemented security measures, including but not limited to layering, locking and encryption, in order to secure, to the best of its ability, the commercial transactions conducted on its web site.

Money-Back and Other Guarantees
-------------------------------
Registrant will provide each customer with a thirty-day money-back, satisfaction guarantee permitting the return of any unused products if the customer is not completely satisfied with their purchase. Registrant intends to fully stand behind its representation that each bar of soap is handmade and is comprised of only natural materials.

Trade Shows and Direct Sales
----------------------------
Depending upon the availability of funds, Registrant intends to display its soap products at natural products home living trade shows held in various large cities in Canada and the United States. Registrant would like to attend, at the minimum, one or two such industry trade shows to help establish its brand name. Registrant also intends to generate direct sales at parties hosted by individuals who will receive free products as compensation for sales made and additional parties booked. Although no such parties have yet been held, Registrant anticipates that the host of the party would receive compensation equivalent in value to 10% of the gross product sales generated at the party.

Fulfillment and Distribution
----------------------------
Registrant will fulfill all customer orders from its home office in Burnaby, B.C., Canada. Registrant will pack the items and then deliver them to UPS, the Canada Parcel Postal Service or other shipping company for distribution to consumers in Canada and the United States. Registrant is committed to shipping accurate orders, efficiently and in a timely manner. Delivery time is currently estimated to be within ten business days from the date of the receipt of the order. Registrant will charge each customer in advance for the shipping costs associated with the order. Registrant intends to obtain office and/or warehouse space as the need for more production and product availability grows.

Customer Service
----------------
The typical shopping experience begins with the search for products that meet specific needs, including the ordering process and extends through product delivery and post-purchase support. Registrant believes that the ability to accurately fulfill orders, ship products quickly to a customer's door and efficiently handle customer inquiries is as important to customer satisfaction as a superior product selection. Registrant believes that a high level or customer service and support is critical to retaining and expanding a reliable, repeat customer base and for establishing and maintaining a trusted brand name. Accordingly, while Registrant currently does not have the financial resources, nor the need to employ any customer service personnel, it does intend to develop a stringent customer service policy. Currently, Management will be available via e-mail, from 8:00 a.m. to 5:00 p.m., PST, Monday through Friday, or via voicemail. Registrant will provide order and shipping confirmations (with tracking numbers) or notifications of out-of-stock items to customers via email. Registrant is dedicated to providing superior customer satisfaction to secure repeat customers.

Competition
-----------
Competition for Registrant's products comes from two distinct producers of soap. The first being the large multinational corporations who have traditionally mass produced soap for the consumer market. The second group ranges from smaller companies focusing on higher end health and beauty products to individuals or cottage industries producing in small volumes of handmade products.

Multinationals tend to mass produce soap using many different chemicals and synthetic agents, as well as animal byproducts. The soaps produced by these companies tend to be substantially cheaper but do not necessarily appeal to Registrant's target market.

Smaller firms such as Body Shop, Crabtree and Evelyn, and Lush tend to specialize in higher end health and beauty products and will tend to compete more directly with Registrant. However, many of these companies also use chemicals, synthetic agents and animal byproducts in the production of their soap and the individual who truly wants to eliminate these ingredients from their life will also seek alternative sources.

There are a large number or cottage industries and individuals producing soaps for specialty shops, as well as selling them over the Internet. As there are no significant barriers to entry, virtually anyone can start up a business and start manufacturing soaps immediately. Registrant feels that it can successfully compete with these companies with the type of natural products it intends to produce and market.

The primary factors for success for Registrant will be its use of top quality ingredients, competitive pricing, desirable products and its ability to sell effectively. By using only the top quality ingredients in its products, Registrant seeks to establish, maintain and strengthen its brand name. In order to be successful in establishing its brand, consumers must perceive Registrant as a trusted source of the finest quality products. Registrant feels that its products will be priced competitively while using higher quality ingredients than some of the other producers, thus making its products more desirable. Not only does Registrant plan to manufacture the highest quality products, but it believes that consumers will find its choice of products most desirable as well. By aggressively focusing on several different sales channels, Registrant feels that it will be able to build up its brand name, which will help it effectively compete in a very competitive industry.

Patents and Trademarks
----------------------
Registrant currently has no patents or trademarks for its products or brand name; however, as business is established and operations expand, Registrant may seek such protection. Registrant currently relies solely on trade secret laws to protect its products and intellectual property. These laws afford only limited protection. Despite efforts to protect its proprietary rights, unauthorized persons may attempt to copy aspects of Registrant's business, including its web site, products, product information and sales mechanics or to obtain and use information that Registrant regards as proprietary, such as the technology used to operate its web site and content. Any encroachment upon Registrant's proprietary information, including the unauthorized use of its brand name, the use of a similar name by a competing company or a lawsuit initiated against for infringement upon another company's proprietary information or improper use of their trademark, may affect Registrant's ability to create brand name recognition, cause customer confusion and/or have a detrimental effect on its business. Litigation or proceedings before the U.S. Patent and Trademark Office may be necessary in the future to enforce Registrant's intellectual property rights, to protect its trade secrets and domain name and/or to determine the validity and scope of the proprietary rights of others. Any such litigation or adverse proceeding could result in substantial costs and diversion of resources and could seriously harm Registrant's business operations and/or results of operations.

Governmental Regulations
------------------------
Registrant's soap products are handmade, natural and vegetable-based and, as such, fall within the U.S. Food and Drug Administration's definition of "soap." They are regulated by the Consumer Product Safety Commission under authority of the Hazardous Substances Act. The Consumer Product Safety Commission's jurisdiction covers most non-cosmetic, non-drug substances used in the home. The Federal agency develops voluntary standards within the industry and issues and enforces mandatory standards or bans consumer products if no feasible standard would adequately protect the public. It conducts research on potential product hazards and obtains the recall of products that it believes pose potential risk for serious injury or death, or arranges for their repair. Additionally, the Consumer Product Safety Commission informs and educates consumers through the media, state and local governments, private organizations and by responding to consumer inquiries on, among other things, what safety features to look for in products. Registrant is not currently subject to any direct federal, state or local regulation other than the Hazardous Substances Act and regulations applicable to businesses generally or directly applicable to retailing or electronic commerce. However, as the Internet becomes increasingly popular, it is possible that a number of laws and regulations may be adopted with respect to the Internet. These laws may cover issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and security of information. Furthermore, the growth of electronic commerce may prompt demand for more stringent consumer protection laws. Several states have proposed legislation to limit the uses of personal user information gathered online or require online services to establish privacy policies. The Federal Trade Commission has also initiated action against at least one online service regarding the manner in which personal information is collected from users and provided to third persons and has proposed regulations restricting the collection and use of information from minors online. Registrant does not currently provide individual personal data regarding its users to any third parties and currently does not identify registered users by age. However, the adoption of additional privacy or consumer protection laws could create uncertainty in usage of the Internet and reduce the demand for our products and services or require Registrant to redesign its web site. Registrant is uncertain as to how its business could be impacted by the application of existing laws governing issues such as property ownership, copyrights, encryption and other intellectual property issues, taxation, libel, obscenity, qualification to do business and personal privacy. The vast majority of these laws were adopted prior to the advent of the Internet. As a result, they do not contemplate or address the unique issues of the Internet and related technologies. Changes in laws intended to address these issues could create uncertainty in the Internet marketplace. This uncertainty could reduce demand for Registrant's products, increase the cost of doing business as a result of litigation costs and/or increase product delivery costs.

Employees
---------
At the present time, Registrant has no employees other than its officers and directors who devote their time either as needed or on a full-time basis to the business. Registrant intends to add staff as needed, as it expands operations.

Available Information
---------------------
Registrant will be subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the Exchange Act), and, accordingly, will file periodic reports, including quarterly and annual reports and other information with the Securities and Exchange Commission (the Commission). Such reports and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically. The address of the website is http://www.sec.gov.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF
OPERATION
--------------------------------------------------------
Results of Operations
---------------------
Registrant expects its current cash in the bank of $41,296, plus revenues it expects to derive from business operations to satisfy its cash requirements for business operations for at least the next 12 months without having to raise additional funds or seek bank loans.

At May 27, 2003 and as of the date of this registration statement, Registrant has not yet generated any revenues. During the next 12 months, During the next twelve months, Registrant intends to spend approximately $2,000 in additional research and development on its product line and website. Registrant does not intend to purchase any significant property or equipment, nor incur any significant changes in employees during the next 12 months.
For the period from inception to the date of this filing, Registrant has had no revenues and incurred net operating losses of $5,113, consisting of general and administrative expenses primarily incurred in connection with the preparation and filing of its initial public offering documents in the State of Nevada.

Net cash provided by financing activities since inception was $45,000, $40,000 of which were the total proceeds raised in an initial public offering conducted in the State of Nevada under an exemption provided by Rule 504 of Regulation D of the Securities Act of 1933 and $5,000 of which were the total proceeds raised from the private sale of stock to the officers and directors.

In the event Registrant is unable to generate revenues sufficient for operations, it may need to consider raising additional funds through loans or the sale of additional equity securities for use in our day-to-day operations. Currently, no such loans or equity sales are planned.

Plan of Operation/Projected Milestones
--------------------------------------
In order to become fully operational and profitable, Registrant will need to achieve each of the milestones outlined below:

- Increase inventory. Registrant will incur expenses for soap ingredients, including aromatherapy-grade essential oils, coconut, olive and palm oils, herbs, grains, milk and honey, and packaging materials, including handmade paper, cellophane and raffia, to increase its inventory of soaps and soap products. Registrant is currently estimating it will need a total of 500 bars of soap in its initial inventory to begin its marketing campaign and to bring its business operations into full production. Registrant plans to achieve this milestone and have enough inventory on hand to implement full production capacity by August 1, 2003. Registrant has several soaps and soap products currently being made; however, proper curing takes approximately 4-6 weeks.

- Implement direct sales campaign. As soon as additional inventory is ready, Registrant intends to implement its direct sales campaign by contacting small gift shops, health food stores, and independently owned health spas and beauty salons in the Burnaby and Vancouver, British Columbia areas of Canada. Registrant is currently gathering listings of potential contacts and is planning to begin this campaign sometime in October/November 2003.

- Begin hosting home parties. Registrant intends to initially have friends and family members host parties to begin the home party direct sales campaign. Registrant is hopeful that at least two additional parties will be booked by guests at each party, thereby creating an ongoing source of sales and revenues; however, there is really no assurance any parties will be booked. Because there is little cost to Registrant, though, this type of marketing could be very profitable if it does take hold. Registrant intends to begin having friends and family members host parties in November/December 2003 when ample products and inventory are available.

- Attend local trade/craft/home living shows. Registrant plans to attend all local trade, craft and home shows and, as soon as affordable, plans to attend shows in other areas of Canada and the United States. Since the costs to attend local shows and obtain a trade booth to exhibit its products will be relatively low, Registrant intends to obtain a listing of all shows for the upcoming year and will plan to attend as many as possible.

- Continue to improve website content. Registrant intends to continue to build and host an online store at its website, www.blissessentialscorp.com, where its products can be purchased and shipped. Registrant expects its website to be fully operational and ready for order taking by August 1, 2003, when it has ample inventory ready to ship and fill orders.

- Expand operations to include kiosk sales. Once Registrant's business is established, Registrant hopes to expand its sales channels to possibly include sales to small boutique hotels, as well as retail sales through kiosks located in shopping malls. Registrant currently estimates this will be accomplished approximately 6-12 months after implementation of full business operations, or next summer.

ITEM 3.   DESCRIPTION OF PROPERTY
---------------------------------
Registrant does not currently own any property. It leases shared office facilities at 2nd Floor, 5050 Kingsway, Burnaby, BC, Canada V5H 4H2 on a month-to-month verbal basis for approximately $100 US per month. The facilities include answering services, fax services, reception area and shared office and boardroom meeting facilities. Registrant is also currently using the residence of Howard Gelfand, an officer and director, for production of the soap on a rent-free basis. At such time as the current premises are no longer sufficient, Registrant intends to lease larger office space and business premises in Burnaby at competitive market rates.


ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT
------------------------------------------------------------
The following table sets forth certain information regarding Common Stock beneficially owned on the date of this filing for (i) each shareholder known by to be the beneficial owner of five (5%) percent or more of Registrant's issued and outstanding Common Stock, (ii) each executive officers and directors, and (iii) all executive officers and directors as a group. As of the date of the filing of this registration statement, there were 1,800,000 shares of our Common Stock issued and outstanding.

Name and Address         Amount and Nature of
 of Beneficial                Beneficial            Percent of
   Owner (1)                 Ownership (2)            Class
----------------        ---------------------       ----------
Thomas Gelfand(3)              400,000                  22%
410 Greensboro Place
Vancouver, BC, Canada V5X 4M4

Howard Gelfand(3)              400,000                  22%
4930 Horstman Lane
Whistler, BC, Canada V0N 1B4

Kathleen Rufh                  200,000                  11%
13852 - 79 Avenue
Surrey, BC, Canada V3W 2Y9
---------------------------
All Officers and
Directors as a Group (3)     1,000,000                  56%

(1) The persons named above, who are the only officers, directors and principal shareholders, may be deemed to be parents and promoters, within the meaning of such terms under the Securities Act of 1933, by virtue of their direct securities holdings. These persons are the only promoters.

(2) In general, a person is considered a beneficial owner of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose of such security. A person is also considered to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within (60) days.

(3)   Howard Gelfand is the son of Thomas Gelfand.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND SIGNIFICANT
EMPLOYEES
----------------------------------------------------------------
The following table sets forth the names, positions and ages of the executive officers and directors. Directors are elected at the annual meeting of stockholders and serve for one year or until their successors are elected and qualify. Officers are elected by the Board of Directors and their terms of office are, except to the extent governed by employment contract, at the discretion of the Board of Directors.

Name                        Age     Position(s)
----                        ---     -----------
Thomas Gelfand (11          72      President, CEO and Director
410 Greensboro Place
Vancouver, BC, Canada V5X 4M4

Howard Gelfand (1)          41      Secretary, Treasurer, CFO
4920 Horstman Lane                  and Director
Whistler, BC, Canada V0N 1B4

Kathleen Rufh               41      Vice-President and Director
13852 - 79 Avenue
Surrey, BC, Canada V3W 2Y9

(1)  Howard Gelfand is the son of Thomas Gelfand.

Each of the persons named above have held their offices/positions since inception and are expected to hold said offices/positions until the next annual meeting of stockholders.

Background of Officers and Directors
------------------------------------
Thomas Gelfand has been the President, CEO and a Director since inception. He has also held positions in the following publicly-traded Nevada corporations during the past five years: July 1999 to December 2000 - Fortune Gaming.com., Secretary, Treasurer and Director, an online gaming company based out of Vancouver, BC, Canada, September 1998 to May 1999 - Pac-Rim Consulting, President, Treasurer and Director, a real estate consulting company based out of Vancouver, BC, Canada; September 1997 to April 1999 - Meximed Industries, Treasurer and Director, a medical supplies distributor based out of Vancouver, BC, Canada; and September 1997 to June 1998 - Golf Innovations, President, Treasurer and Director, a golf equipment distributor based out of Vancouver, BC, Canada. From January 1997 to October 2000 he was a sales representative for Amex Broadway West Realty a real estate firm in Vancouver, BC, Canada. From September 1989 to December 1997, he was a realtor for Goddard & Smith International Realty, Ltd., a prestigious real estate firm in Vancouver, BC, Canada. He has over 23 years of experience in the international real estate industry. Thomas Gelfand intends to devote his time as required to the business of Registrant.

Howard Gelfand has been the Secretary, Treasurer, CFO and a Director of Registrant since inception. From 1978 to the present, he has been employed by the Pacific Racing Association as a parimutual teller in Vancouver, BC, Canada. From July 1999 to December 2000 he was the President and Director of Fortune Gaming.com, a publicly-traded Nevada corporation, operating an online gaming company based out of Vancouver, BC, Canada. From October 1990 to June 1995 he served as a Director of Mountain Sharpshooters, Inc., a privately owned tourist photography company located in Whistler, BC, Canada. He has also worked in various capacities in the hospitality industry over a period of approximately eight years. He has taken various courses in Business Administration from Langara Community College in Vancouver, BC, Canada. He holds several certificates in the hospitality industry issued by the government of British Columbia and has also taken the Advanced Guest Services Program sponsored by the BC and Yukon Hotels Association and
the Government of Canada.    Howard Gelfand intends to devote full time
to the business of Registrant.

Kathleen Rufh has been the Vice-President and a Director of Registrant since inception. From April 1991 to the present she has been employed by the Pacific Racing Association as an assistant manager of parimutuals in Vancouver, BC, Canada. From September 1981 to the present she has been employed by the Royal Bank of Canada and is currently employed as a part time customer service representative in Surrey, BC, Canada. From 1999 to the present she has worked for Partylite of Canada hosting three to four private parties per year selling candles in Surrey, BC, Canada. Kathleen Rufh intends to devote her time as required to the business of Registrant.

ITEM 6.  EXECUTIVE COMPENSATION
-------------------------------
The officers and directors do not presently receive any cash or non-cash compensation for their services and there are currently no plans to implement any such compensation. They are, however, reimbursed for any out-of-pocket expenses incurred on behalf of Registrant.

-----------------------------------------------------------------
                  SUMMARY COMPENSATION TABLE
-----------------------------------------------------------------
                        Annual Compensation     Long-Term Comp.
                                       Other    Awards    Payouts
Name and                               Annual
Position(s)       Year  Salary  Bonus  Comp.
-----------------------------------------------------------------
Thomas Gelfand    2003  None    None   None      None      None
President, CEO
and Director

Howard Gelfand,   2003  None    None   None      None      None
Secretary, CFO,
Treasurer and Director

-----------------------------------------------------------------
                        Annual Compensation     Long-Term Comp.
                                       Other    Awards    Payouts
Name and                               Annual
Position(s)       Year  Salary  Bonus  Comp.
-----------------------------------------------------------------
Kathleen Rufh     2003  None    None   None      None      None
Vice President
and Director
-----------------------------------------------------------------

Employment Agreements
---------------------
The officers and directors are not currently party to any employment agreements and Registrant does not presently have any pension, health, annuity, insurance, stock options, profit sharing or similar benefit plans; however, it may adopt such plans in the future. There are presently no personal benefits available to directors, officers or employees.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
-------------------------------------------------------
Registrant is currently using the home of Howard Gelfand, an officer and director, Canada, on a rent-free basis to produce, package and ship its products. There is no written lease agreement or other material terms or arrangements relating to our agreement with Mr. Gelfand to use his home. We do not have any other related transactions and have not yet formulated a policy for the resolution of any related transaction conflicts, should they arise.

ITEM 8. DESCRIPTION OF SECURITIES
---------------------------------
As of the date of this filing, there were 1,800,000 shares of Common Stock issued and outstanding, which are held by a total of 29 stockholders of record.

Common Stock
------------
The authorized capital stock consists of 100,000,000 shares of Common Stock, par value $.001 per share. The holders of Common Stock (i) have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors; (ii) are entitled to share ratably in all of the assets for distribution to holders of Common Stock upon liquidation, dissolution or winding up of our business affairs;
(iii) do not have preemptive, subscription or conversion rights, and there are no redemption or sinking fund provisions or rights applicable thereto; and (iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote. All shares of Common Stock now outstanding are fully paid for and non-assessable. Reference is made to our Articles of Incorporation, By-Laws and the applicable statutes of the State of Nevada for a more complete description of the rights and liabilities of holders of our securities.

There are no provisions in the articles of incorporation or bylaws that would delay, defer or prevent a change in control of our company or a change in type of business.

Non-cumulative Voting
---------------------
The holders of shares of Common Stock do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect directors.

Cash Dividends
--------------
As of the date of this registration statement, Registrant has not paid any cash dividends to stockholders. The declaration of any future cash dividend will be at the discretion of the Board of Directors and will depend upon the earnings, if any, capital requirements and our financial position, general economic conditions, and other pertinent conditions. It is Registrant's present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, into the business.

Reports
-------
Registrant will furnish audited annual financial reports to all stockholders, certified by its independent accountants, and will furnish unaudited quarterly financial reports, reviewed by the independent accountants.

Stock Transfer Agent
--------------------
Registrant's stock transfer agent is Signature Stock Transfer, of Dallas, Texas, an independent stock transfer agency.

                         PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON COMMON EQUITY AND
OTHER STOCKHOLDER MATTERS
-----------------------------------------------------------
As of the date of this filing, there were a total of 29 shareholders of record, holding a total of 1,800,000 shares of Registrant's Common Stock. Registrant has applied for listing in the pink sheets; however its application is pending.

A total of 1,000,000 shares are held by Registrant's officers and directors, all of which are restricted securities, as that term is defined in Rule 144 of the Rules and Regulations of the Securities and Exchange Commission, promulgated under the Act. Under Rule 144, such shares can only be publicly sold, subject to volume restrictions and certain restrictions on the manner of sale, commencing one year after their acquisition. A total of 800,000 of the issued and outstanding shares were sold in a public offering registered in the State of Nevada, pursuant to an exemption provided by Regulation D, Rule 504, and are unrestricted securities and may be publicly sold at any time, without restriction.

ITEM 2. LEGAL PROCEEDINGS
-------------------------
To the best of management's knowledge, there are no material legal proceedings filed or threatened against Registrant.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
-----------------------------------------------------
DeVisser Gray, independent chartered accountants, have been Registrant's only auditors since inception and there have been no disagreements between Registrant and DeVisser Gray.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES
-----------------------------------------------
On March 31, 2003, a total of 1,000,000 shares of Common Stock were issued in exchange for organizational services and expenses, proprietary rights, business plans and cash in the amount of $5,000 U.S., or $.005 per share. All of such shares are restricted securities, as that term is defined by the Securities Act of 1933, as amended, and are held by officers and directors of Registrant.
This transaction was conducted in reliance upon an exemption from registration provided under Section 4(2) of the Securities Act of 1933, based upon the fact that the sales were made by the Issuer in transactions not involving any public offering.

In May, 2003, a total of 800,000 shares of Common Stock were issued to 26 investors in exchange for $40,000 U.S., pursuant to an offering conducted under an exemption provided by Rule 504 of Regulation D, promulgated under the Securities Act of 1933, as amended. The offering was approved for sale by the Nevada Secretary of State Securities Division on May 12, 2003. The shares were all sold to unaccredited investors who were friends, family members, acquaintances and/or business associates of the officers, directors and registered sales agent.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS
-------------------------------------------------
Pursuant to Nevada Corporation Law and Registrant's By-Laws, Registrant may indemnify an officer or director who is made a party to any proceeding, including a law suit, because of his position, if he/she acted in good faith and in a manner he/she reasonably believed to be in Registrant's best interest. In certain cases, Registrant may advance expenses incurred in defending any such proceeding. To the extent that the officer or director is successful on the merits in any such proceeding as to which such person is to be indemnified, we must indemnify him/her against all expenses incurred, including attorney's fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order.

The indemnification is intended to be to the fullest extent permitted by the laws of the State of Nevada. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors or officers pursuant to the foregoing provisions, we are informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy, as expressed in said Act and is, therefore, unenforceable.

                         PART F/S

Following are audited financial statements for the period from inception to May 27, 2003 and for the three months ended March 31, 2003, audited by DeVisser Gray, Registrant's Independent Chartered Accountants.

                     BLISS ESSENTIALS CORP.

                (A Development Stage Company)




                      FINANCIAL STATEMENTS
                   (Expressed in U.S. Dollars)


                         May 27, 2003

                             and


                        March 31, 2003

<PAGE)

D E  V I S S E R  G R A Y
CHARTERED ACCOUNTANTS
401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6
                        AUDITORS' REPORT

To the Stockholders of Bliss Essentials Corp.

We have audited the balance sheets and statements of stockholder's equity of Bliss Essentials Corp. as at May 27, 2003 and March 31, 2003 and the statements of operations and deficit and cash flows for the periods from April 1, 2003 to May 27, 2003 and for the date of incorporation on March 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.
An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position and stockholder=s equity of the Company as at May 27, 2003 and March 31, 2003 and the results of its operations and cash flows for the periods from April 1, 2003 to May 27, 2003 and for the date of incorporation on March 31, 2003, in accordance with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in note 1 to the financial statements, the Company has no established source of revenue and is dependent on its ability to raise equity funds. This raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ De Visser Gray
CHARTERED ACCOUNTANTS
Vancouver, British Columbia
May 29, 2003

                      BLISS ESSENTIALS CORP.
                         Balance Sheets
                            As at
                                        May 27      March 31
                                         2003         2003
                                        (U.S.$)     (U.S. $)
ASSETS
------
Current Assets
  Cash                                  $ 41,296    $  5,000

LIABILITIES
-----------
Current Liabilities
  Accounts payable                         1,000       1,350
  Due to related party (note 4)              409           -
                                        --------    --------
                                           1,409       1,350

STOCKHOLDERS' EQUITY
--------------------
Share Capital (note 3)
  Authorized: 100,000,000 common shares,
  par value $0.001 per share
  Issued: 1,800,000 common shares          1,800       1,000

  Additional paid in capital              43,200       4,000

  Deficit accumulated during the
  development stage                       (5,113)     (1,350)
                                        --------    --------
                                          39,887       3,650
                                        --------    --------
  Total Liabilities and
  Stockholders'Equity                     41,296       5,000
                                        ========    ========


                   BLISS ESSENTIALS CORP.
             Statements of Operations and Deficit

                               Cumulative
                                Amounts   For the Period
                                Date of       from          For
                            Incorporation  April 1, 2003  March 31,
                            March 31, 2003     to          2003
                           to May 27, 2003  May 27, 2003   (U.S.$)
                           ----------------------------------------
Expenses
--------
  Bank charges             $        109     $       109   $      -
  Dues and fees                   1,470           1,470          -
  Office                            326             326          -
  Professional fees               2,600           1,250      1,350
  Supplies                          611             611          -
  Foreign exchange gain              (3)             (3)         -
                           ---------------------------------------
Total Expenses                   (5,113)         (3,763)    (1,350)

Net (loss) for the period        (5,113)         (3,763)    (1,350)

Deficit - beginning of period         -          (1,350)         -
                          ----------------------------------------
Deficit - end of period          (5,113)         (5,113)    (1,350)

Weighted average number
of shares outstanding                         1,014,035  1,000,000
                                            ======================

Loss per share                              $     (0.00)     (0.00)
                                            ======================


                  BLISS ESSENTIALS CORP.
                Statements of Cash Flows

                              Cumulative
                                Amounts   For the Period
                                Date of       from          For
                            Incorporation  April 1, 2003  March 31,
                            March 31, 2003     to          2003
                           to May 27, 2003  May 27, 2003   (U.S.$)
                           ----------------------------------------
Cash Provided By
(Used For):

Operating Activities:
  Net loss for the period      (5,113)          (3,763)     (1,350)

  Adjustment to reconcile
  net loss to cash provided
  by operations:
  - increase (decrease)
    in accounts payable         1,000             (350)      1,350
                           ----------------------------------------
                               (4,113)          (4,113)          -

Net changes in non-cash
working capital
components:
- due to related parties          409              409           -
                           ----------------------------------------
                               (3,704)          (3,704)          -
                           ----------------------------------------
Financial Activities:
  Proceeds from the issue
  of share capital             45,000           40,000       5,000
                           ---------------------------------------

Net cash provided during
the period                     41,296           36,296       5,000

Cash - beginning of period          -            5,000           -
                           ---------------------------------------
Cash - end of period           41,296           41,296       5,000
                           =======================================


                   BLISS ESSENTIALS CORP.
               Statements of Stockholders' Equity


                                                             Total
                      Common   Additional    Accumulated  Stockholders'
                      Stock  Paid-In Capital   Deficit      Equity
                 ------------------------------------------------------
                 (In Millions)     (U.S.$)       (U.S.$)      (U.S.$)
Shares issued        1,000         4,000            -          5,000

Net loss for
March 31, 2003                                  (1,350)       (1,350)
                 ------------------------------------------------------
Balance,
March 31, 2003       1,000         4,000        (1,350)       (3,650)

Shares issued          800        39,200             -        40,000

Net loss from
April 1, 2003
to May 27, 2003                                 (3,763)       (3,763)
                 ------------------------------------------------------

Balance,
May 27, 2003         1,800        43,200        (5,113)       39,887
                 ======================================================


BLISS ESSENTIALS CORP.
(A Development Stage Company)
Notes to the Financial Statements
For the periods from April 1, 2003 to May 27, 2003 and for the date of incorporation on March 31, 2003


1.	BUSINESS OF THE CORPORATION AND GOING CONCERN

The Company was incorporated as Bliss Essentials Corp. in the State of Nevada, United States of America on March 31, 2003 under the Nevada Revised Statutes, Chapter 78, Private Companies.

The Company's office is located in Burnaby, B.C. The Company is in its development stage and to date its activities have been limited to initial organization and capital formation.

The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. The Company currently has no source of revenue. The ability of the Company to continue as a going concern is dependent upon its ability to raise substantial amounts of equity funds for use in administrative and investment activities.


2.	SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

These financial statements have been prepared in United States of America dollars using United States of America Generally Accepted
Accounting Principles.

Accounting Method

The Company records income and expenses on the accrual method.

Earnings (Loss) Per Share

Basic earnings (loss) per share includes no dilution and is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding in the period. Diluted earnings per share reflects the potential dilution of securities that could occur if securities or other contracts (such as stock options and warrants) to issue common stock were exercised or converted into common stock. The Company has no outstanding stock options or warrants.

Financial Instruments

Unless otherwise indicated, the fair value of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of the Company's financial statements in conformity with United States Generally Accepted Accounting Principles requires the Company's management to make estimates and assumptions that effect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.	SHARE CAPITAL

Authorized

The authorized share capital consists of 100,000,000 shares of common stock with a par value of $0.001.


Issued:

                       Price per                        Total
                       share U.S.$    No. of Shares  Consideration
                       ----------     -------------  -------------

Private placement      $0.005       1,000,000      $   5,000
                                    ---------------------------
Balance-March 31,2003               1,000,000          5,000

Private placement      $0.05          800,000         40,000
                                    --------------------------
Balance-May 27, 2003                1,800,000      $  45,000
                                    ==========================

4.	RELATED PARTY TRANSACTIONS

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. The year end balance referred to below is non-interest bearing, unsecured, payable on demand, except where otherwise noted, and has arisen from the provision of the services described.

Directors and officers of the Company were paid an aggregate of $593 for the repayment of office expenses and supplies incurred on behalf of the Company and at May 27, 2003 were owed $409 for these

                         PART III


Items 1 and 2.   Index to and Description of Exhibits
----------------------------------------------------

Exhibit No.      Description                    Page No.
-----------      -----------                    --------
   3(i)          Articles of Incorporation         33
   3(ii)         Bylaws                            38
  23             Consent of Accountants            67


                           SIGNATURES
                           ----------

In accordance with Section 12 of the Securities Exchange Act, the Registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                               Bliss Essentials Corp.,
                               a Nevada corporation
                               ------------------------

Date:  June 9, 2003            By:/s/ Thomas Gelfand, President,
                               CEO and Director


Date:  June 9, 2003            By:/s/ Howard Gelfand, Secretary,
                               Treasurer, CFO and Director


Date:  June 9, 2003            By:/s/ Kathleen Rufh, Vice President
                               and Director

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 302 OF THE ACT
---------------------------------------------------------------------------

     I, Thomas Gelfand, certify that:

1. I have reviewed this registration statement on Form 10SB of Bliss Essentials Corp.

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report.

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of Bliss Essentials Corp. as of, and for, the periods presented in this quarterly report.

4. Bliss Essentials Corp.'s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for Bliss Essentials Corp. and have:

     (a) designed such disclosure controls and procedures to ensure that material information relating to Bliss Essentials Corp., including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this registration statement is being prepared;

     (b) evaluated the effectiveness of Bliss Essentials Corp.'s disclosure controls and procedures as of a date within 90 days prior to the filing date of this registration statement (the "Evaluation Date"); and

     (c) presented in this registration statement our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The other certifying officers and I have disclosed, based on our most recent evaluation, to our auditors and the audit committee of our Board of Directors (or persons performing the equivalent functions):

   (a) all significant deficiencies in the design or operation of internal controls which could adversely affect our ability to record, process, summarize and report financial data and have identified for our auditors any material weaknesses in internal controls; and
   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in our internal controls.

6. The other certifying officers and I have indicated in this registration statement whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

	   June 9, 2003          /s/ Thomas Gelfand
                              ----------------------------------------
			            Chief Executive Officer and Chairman
                              of the Board of Directors

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 302 OF THE ACT
---------------------------------------------------------------------------

     I, Howard Gelfand, certify that:

1. I have reviewed this registration statement on Form 10SB of Bliss Essentials Corp.

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report.

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of Bliss Essentials Corp. as of, and for, the periods presented in this quarterly report.

4. Bliss Essentials Corp.'s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for Bliss Essentials Corp. and have:

     (a) designed such disclosure controls and procedures to ensure that material information relating to Bliss Essentials Corp., including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this registration statement is being prepared;

     (b) evaluated the effectiveness of Bliss Essentials Corp.'s disclosure controls and procedures as of a date within 90 days prior to the filing date of this registration statement (the "Evaluation Date"); and

     (c) presented in this registration statement our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The other certifying officers and I have disclosed, based on our most recent evaluation, to our auditors and the audit committee of our Board of Directors (or persons performing the equivalent functions):

   (a) all significant deficiencies in the design or operation of internal controls which could adversely affect our ability to record, process, summarize and report financial data and have identified for our auditors any material weaknesses in internal controls; and
   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in our internal controls.

6. The other certifying officers and I have indicated in this registration statement whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

	   June 9, 2003          /s/ Howard Gelfand
                              ----------------------------------------
			            Chief Financial Officer and Director